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                                                                      EXHIBIT 99

           CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING STATEMENTS


     IN CONSIDERING WHETHER TO PURCHASE OR OTHERWISE ENGAGE IN TRANSACTIONS IN THE STOCK OF AMERICAN MEDICAL RESPONSE, INC. ("AMERICAN") INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS, AMONG OTHERS, WHICH COULD AFFECT THE RESULTS OF AMERICAN.

     GROWTH STRATEGY-ACQUISITION OF AMBULANCE PROVIDERS. American's growth strategy depends in large measure on its ability to acquire additional ambulance service providers. Competition for the acquisition of ambulance service providers is increasing as the ambulance service industry continues to undergo consolidation. Certain of American's existing and potential competitors have significantly greater capital resources than American. Although American has acquired numerous ambulance service providers, there can be no assurance that suitable additional acquisition candidates can be identified, acquired or successfully integrated into American's operations. American has used a combination of cash, American Common Stock and subordinated debt as consideration for past acquisitions and plans to continue to use these forms of consideration in the future. In the event that the American Common Stock does not maintain a sufficient valuation or if potential acquisition candidates are unwilling to accept American's securities as consideration, American will be required to use more cash resources to continue its acquisition program. In addition, if sufficient financing is not available as needed on terms acceptable to American, American's growth strategy could be adversely affected.

     POSSIBLE ADVERSE CHANGES IN REIMBURSEMENT RATES OR COVERAGE. A substantial majority of American's revenues are attributable to payments received from third-party payors, including Medicare, Medicaid and private insurers. The revenues, cash flows and profitability of American, like those of other companies in the healthcare industry, are affected by the continuing efforts of third-party payors to control expenditures for healthcare. Medicare and Medicaid reforms adopted by Congress in 1995 called for a seven-year freeze on rates for ambulance services. Although these reforms were vetoed by the President, there exists a potential for a freeze of Medicare reimbursement rates for ambulance services in the future. Any freeze in Medicare reimbursement or insufficient increases in rates to compensate for increases in inflation could have an adverse impact on American's business, financial condition and results of operation. In addition, Congressional hearings in December 1994 focused attention on efforts within the Health Care Financing Administration ("HCFA") to control Medicare expenditures for ambulance services. The hearings specifically addressed two areas: provision of ambulance services to and from dialysis facilities and reimbursement at advanced life support ("ALS") rates for ambulance transports where ALS services are made available to the patient but not needed at the time in the service is provided. Although the application of these risks is subject to continued interpretation, American believes that it is in substantial compliance with current regulations for reimbursement for ambulances services to and from dialysis treatment facilities which require documentation of medical necessity. Any initiative to address the ALS reimbursement issue would affect virtually all providers of emergency ambulance service, including American. Under current rules, ALS service is reimbursed at ALS rates if, based on an assessment of he patient's condition, it is determined that ALS service is medically necessary or if ALS response is required under "911" contracts or state or local law. Under a new proposal that HCFA is considering for proposed rule-making in late 1996 or early 1997, an ambulance provider would only be reimbursed at ALS rates, if ALS services were medically necessary at the time the service is provided. American believes that any change in ALS reimbursement would likely receive opposition from many interest groups, would not become final prior to the spring of 1997 and, if adopted, would be phased in or otherwise structured so as to minimize any adverse effect on ambulance service providers. American could make adjustments to mitigate the effect of any such HCFA proposal. For example, most of American's 911 contracts provide for renegotiation of rates in the event of a change in reimbursement policy. In addition, American could potentially offset reduced Medicare revenue by negotiating for increases in local operating subsidies. American could also attempt to change the staffing of its ambulance crews or negotiate for longer response times both of which would reduce operating costs. American is unable to predict whether HCFA will adopt the current proposal and is unable to determine the impact of any proposal adopted by the HCFA. However, if a proposal like the one HCFA is currently considering were to become law without any phase-in period and if American were unable to mitigate its effect, it would at least in the short term have an adverse effect on American's profitability. Reimbursement can also be influenced by the financial instability of private third-party payors and by budget pressures and cost shifting by governmental payors. A reduction in coverage or reimbursement rates and efforts by third-party payors to decrease utilization could have a material adverse effect on American's business. Some states are also considering various healthcare and insurance reform proposals. No assurance can be given that any such reforms will not have a material adverse effect on American. In addition, the regional Medicare carrier in American's Mid-Atlantic Region, which includes Pennsylvania, New Jersey and Delaware, has recently changed its practice or reimbursement based on the location of the

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administrative offices of the ambulance service provider to the location of the facility where the transporting ambulance is garaged. This change in reimbursement rates, which became effective in October of 1996, has and will continue to reduce American's reimbursement for certain transports in its Mid-Atlantic Region. American has taken steps to mitigate the effect of this change, including requesting an increase in the allowable Medicare reimbursement rate through the inherent reasonableness process, and relocating the location of certain garage facilities. American is also considering billing services directly to patients instead of accepting Medicare assignment. If American is unable to mitigate the effect of this change, such change in reimbursement practice could have a material adverse effect on American's business, financial condition and results of operation.

     GOVERNMENT REGULATION. Various state and federal laws regulate ambulance providers, physicians and other clinicians and other providers of healthcare services. These laws include the fraud and abuse provisions of the Social Security Act, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration for the referral of Medicare or Medicaid patients, or for the ordering or providing of Medicare or Medicaid covered services, items or equipment. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Such exclusion, if applied to American or, after the proposed acquisition of STAT Healthcare, Inc., to its affiliated physician groups, could result in significant loss of reimbursement to American.

     COMPETITION. The ambulance service industry is highly competitive. Principal participants include government entities, large regional ambulance service providers, hospitals and numerous local providers. In some areas in which American operates, American has begun to experience intense competition from fire departments, particularly for emergency services. The entry by local fire districts into markets for ambulance transport services in areas in which American operates could have a material adverse effect on American's business, financial condition and results of operation. Certain existing and potential competitors of American have significantly greater capital resources than American. There can be no assurance that municipalities or healthcare facilities that presently contract for ambulance services will not choose to provide ambulance services directly in the future.

     RISKS OF OPERATIONS AND GROWTH OF STAT BUSINESS.   American has agreed to
purchase all of the stock of STAT Healthcare, Inc. American has not previously operated an emergency department physician management service business or a disease management business. Such businesses present risks that are in some ways different from the risks of operating an ambulance service business, including the following:

     Growth Strategy. Following the consummation of the Merger between American Medical Response, Inc. and STAT Healthcare, Inc., American's growth strategy will depend in part on its ability to develop or acquire dialysis facilities and to enter into additional hospital-based HBO therapy and physician practice management contracts, particularly through strategic relationships with hospital networks. There can be no assurance that American will be able to develop new dialysis facilities or identify, acquire or successfully integrate acquired dialysis facilities, or that American will be able to identify, enter into or successfully integrate additional HBO therapy or physician practice management contracts. In addition, the regulatory framework of certain jurisdictions in which STAT does not operate, or changes in the regulatory framework of the jurisdiction in which STAT currently operates, may limit American's ability to expand the operations of STAT into, or its ability to continue STAT's operations within, new and existing geographical markets if American is unable to modify the operational structure of STAT to conform with such regulatory framework or such changes.

     Corporate Exposure to Professional Liabilities. STAT's affiliated physician groups and certain physicians who provide services on their behalf may be the subject of medical malpractice claims with the attendant risk of substantial damage awards. To the extent that physicians placed by affiliated physician groups at hospitals are regarded as agents of STAT in the practice of medicine, STAT could be held liable for any medical malpractice claims against such physicians. STAT also could be found in certain instances to have been negligent in performing its contract management services for the hospitals even if no agency relationship between STAT, the affiliated physician groups or such physician exists. In addition, any liability for malpractice claims incurred by an affiliated physician group that was not covered by insurance would reduce the earnings of the affiliated physician group and thereby reduce any management fee based on net profits payable to STAT. There can be no assurance that any future claim will not exceed the scope or limits of available insurance coverage maintained by STAT's affiliated physician groups or by STAT or that such coverage will continue to be available.

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     Government Regulation.  After the Merger between American Medical Response,
Inc. and STAT Healthcare, Inc., American's business will be subject to additional regulation at both the federal and state level applicable to STAT, including federal laws governing rates paid for reimbursement for dialysis treatment and restrictions on physician referrals and state law prohibitions on the corporate practice of medicine. STAT is reimbursed for dialysis services primarily at fixed rates established under the Medicare ESRD program. Under this ESRD program, which is administered by HCFA, once a patient becomes eligible for Medicare reimbursement, Medicare is responsible for payment of 80% of the composite rate determined by HCFA for dialysis treatments and secondary payor (usually Medicare supplemental insurance or the State Medicaid or ESRD-type program) pays approximately 20% of the composite rate. There can be no assurance that future legislation or regulations that may significantly modify the Medicare program or substantially reduce the amount paid for STAT's services will not be adopted or that there will be sufficient increases in rates to compensate for future increases in STAT's operating costs. In addition, federal and state laws also impose restrictions on referrals by healthcare providers for designated healthcare services to entities with which they have a financial relationship. Any future governmental reform that includes additional prohibitions on ownership, directly or indirectly, of facilities to which they refer patients could adversely affect the combined businesses, financial condition and results of operations of American and STAT. After the Merger between American Medical Response, Inc. and STAT Healthcare, Inc., STAT will continue to also be subject to state laws prohibiting physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. Although STAT believes its operations are in material compliance with existing laws, STAT's operations have not been the subject to judicial or regulatory interpretation or review, and there can be no assurance that any such interpretation or review would not adversely affect STAT's operations.

     Integration of AMHealth. In June 1996, STAT acquired AMHealth Corporation and its related healthcare entities (collectively, "AMHealth") in exchange for 11,200,000 shares of STAT Common Stock. AmHealth operated kidney dialysis facilities, managed HBO therapy facilities and provided home healthcare management and related ancillary services primarily in the Rio Grande Valley of south Texas. STAT did not conduct any such operations prior to June 1996. The continuing process of integrating the operations of AmHealth into STAT will require the dedication of STAT's management resources. There can be no assurance that STAT's management will be able to integrate successfully AmHealth's operations and oversee the combined entity. Failure to integrate successfully AmHealth's operation into STAT's operations could have a material adverse effect on STAT's business, financial condition and results of operations.

     NONREALIZATION OF SYNERGIES. The Merger between American Medical Response, Inc. and STAT Healthcare, Inc. involves the integration of two companies that have previously operated independently. No assurance can be given that American will not encounter difficulties in integrating the respective operations of American and STAT or that the benefits expected from such integration will be realized. In addition, there can be no assurance that American will not experience the loss of key STAT personnel. Among the factors considered by the Boards of Directors of American and STAT in connection with their respective approval of the Merger Agreement were the opportunities for synergies that could result from the Merger. Although American expects to achieve significant annual savings in operating costs as a result of the Merger, no assurance can be given that such savings

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